Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended		Years Ended December 31,
	September 30, 2009		2008		2007		2006		2005		2004
	($ in thousands)
Fixed charges (1):
Total interest expense	$347,246		$699,043		$864,239		$621,666		$199,805		$87,819
Interest capitalized	—		—		357		414		932		—
Interest portion of rental expense	2,440		1,994		1,697		1,327		1,244		1,494

Total fixed charges	$349,686		$701,037		$866,293		$623,407		$201,981		$89,313

Earnings:
Net (loss) income before noncontrolling interests and income taxes	$(489,178)		$(407,912)		$251,790		$335,808		$255,202		$196,655
Fixed charges	349,686		701,037		866,293		623,407		201,981		89,313
Less: Interest capitalized	—		—		(357)		(414)		(932)		—

Total earnings before fixed charges	$(139,492)		$293,125		$1,117,726		$958,801		$456,251		$285,968

Ratio of earnings to fixed charges (2)	-0.4	x	0.4	x	1.3	x	1.5	x	2.3	x	3.2	x

(1)	Excludes interest related to the application of accounting for uncertain tax positions in accordance with the Income Taxes Topic of the Accounting Standards Codification.

(2)	The earnings for the nine months ended September 30, 2009 and for year ended December 31, 2008 were inadequate to cover fixed charges. The coverage deficiency for total fixed charges for the nine months ended September 30, 2009 and for the year ended December 31, 2008 were $489.2 million and $407.9 million, respectively.